

Mail Stop 3233

July 14, 2017

Via E-mail
Michael V. Shustek
Chief Executive Officer and Secretary and Director
MVP REIT II, Inc.
8880 W. Sunset Rd., Suite 240
Las Vegas, NV 89148

> **Re: MVP REIT II, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 16, 2017**
> **File No. 333-218803**

Dear Mr. Shustek:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 84

1. We note your disclosure that the exchange ratio of 0.365 shares of MVP II common stock per share for MVP I common stock is based on a $25.00 per share price of MVP II common stock and a $9.32 per share price of MVP I common stock. Please tell us supplementally how you determined this exchange ratio based upon these respective per share prices.

Background of the Merger, page 84

2.   We note your disclosure that in 2016 MVP I decided to defer taking further action to list shares of MVP I common stock on the NASDAQ Global Market. Please expand your disclosure to explain why MVP I deferred listing at that time.

3.   We note your disclosure on page 84 that the respective special committees were authorized to consider potential strategic transactions beyond the transaction with MVP I and MVP II. Please expand your disclosure to describe what, if any, other strategic transactions were considered by the parties and why those transactions were not pursued.

4.   We note your disclosure on page 87 that the MVP I Special Committee determined that the exchange ratio should be increased due to the implicit net asset value per share of MVP I and MVP II. Please describe what you mean by "implicit" net asset value and how this consideration impacted the exchange ratio.

Opinion of the MVP I Special Committee's Financial Advisor, page 97

5.   Please revise to provide more detail regarding the underlying information used by Stanger in forming the fairness opinion, including, but not limited to, disclosure regarding the assumptions made and methods used for determining that the consideration to be provided to MVP REIT I, Inc.'s shareholders is fair.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Daniel M. LeBey, Esq. (*via e-mail*)